UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

AMENDMENT NO. 5

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

PHARMACYCLICS, INC.

(Names of Subject Company)

OXFORD AMHERST CORPORATION

(Offeror)

ABBVIE INC.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

716933106

(CUSIP Number of Class of Securities)

Laura J. Schumacher, Esq.

Executive Vice President, Business Development, External Affairs and General Counsel
AbbVie Inc.

1 North Waukegan Road

North Chicago, Illinois 60064

(847) 932-7900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Lara M. Levitan, Esq. AbbVie Inc. 1 North Waukegan Road North Chicago, Illinois 60064-6400 (847) 932-7900	David C. Karp, Esq. David K. Lam, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$20,737,196,453.92	$2,409,662.23***

*

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, based on the product of (i) $257.93, the average of the high and low sales prices per share of Pharmacyclics common stock on March 19, 2015, as reported by the New York Stock Exchange, and (ii) 80,398,544 (the number of shares of Pharmacyclics common stock estimated to be outstanding at the time the offer and the merger are consummated).

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.00011620 multiplied by the proposed maximum offering price.

***	Previously paid.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 987,295.41	Filing Party: AbbVie Inc.

Form or Registration No.: Form S-4 333-202921	Date Filed: March 23, 2015

Amount Previously Paid: 1,422,366.82	Filing Party: AbbVie Private Ltd.

Form or Registration No.: Form S-4 333-198286	Date Filed: August 21, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 5 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed on March 23, 2015 and subsequently amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO, filed on March 30, 2015, Amendment No. 2 to the Tender Offer Statement on Schedule TO, filed on April 10, 2015, Amendment No. 3 to the Tender Offer Statement on Schedule TO, filed on April 17, 2015, and Amendment No. 4 to the Tender Offer Statement on Schedule TO, filed on May 1, 2015 (as amended from time to time, the “Schedule TO”), by AbbVie Inc., a Delaware corporation (“AbbVie”), and Oxford Amherst Corporation, a Delaware corporation and a wholly owned subsidiary of AbbVie (“Offeror”), relating to the offer (the “Offer”) by Offeror to acquire all of the outstanding shares of common stock, par value $0.0001 per share, of Pharmacyclics, Inc., a Delaware corporation (“Pharmacyclics”).  In the Offer, Offeror is offering to exchange for each outstanding Pharmacyclics share, at the election of the holder thereof: (a) $152.25 in cash and a number of shares of AbbVie common stock, par value $0.01 per share, equal to (x) $109.00 divided by (y) the volume weighted average sale price per share of AbbVie common stock as reported on the New York Stock Exchange for the ten consecutive trading days ending on and including the second trading day prior to the final expiration date of the Offer (as it may be extended in accordance with the Merger Agreement, as defined below), as calculated by Bloomberg Financial LP under the function “ABBV UN Equity AQR” (such price, the “AbbVie Trading Price”), (b) $261.25 in cash, without interest, or (c) a number of shares of AbbVie common stock equal to (x) $261.25 divided by (y) the AbbVie Trading Price, subject in each case to the election procedures and, in the case of elections to receive the all-cash or the all-stock consideration, to the proration procedures described in the Prospectus (as defined below) and the related Letter of Election and Transmittal (as defined below).

AbbVie has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4, dated March 23, 2015 and amended as of April 10, 2015 and as of April 17, 2015, relating to the Offer (as amended from time to time, the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement (as amended from time to time, the “Prospectus”), and the related letter of election and transmittal (as it may be amended from time to time, the “Letter of Election and Transmittal”), which are filed as Exhibit (a)(4) and (a)(1)(A), respectively, hereto. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus and the Letter of Election and Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by AbbVie or Offeror, is hereby expressly incorporated into this Schedule TO by reference in response to items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Reorganization, dated as of March 4, 2015, by and among AbbVie, Pharmacyclics and Offeror, as amended by Amendment No. 1 to Agreement and Plan of Reorganization, dated March 22, 2015 (as amended, the “Merger Agreement”), a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated into this Schedule TO by reference.

All of the information in the Prospectus and the Letter of Election and Transmittal, and any Prospectus supplement or other amendment thereto related to the Offer hereafter filed with the SEC by AbbVie or Offeror, is hereby incorporated by reference in answer to Items 1 through 11 of the Schedule TO.

Item 1. Summary Term Sheet.

Item 1 is hereby amended and supplemented as follows:

Questions and Answers about the Offer and the Merger

The second paragraph of the section “Does AbbVie have the financial resources to complete the offer and the merger?” is hereby deleted in its entirety and amended and restated as follows:

AbbVie has entered into a 364-Day Bridge Term Loan Credit Agreement (the “bridge loan agreement”) with the various financial institutions named therein, as lenders, and Morgan Stanley Senior Funding, Inc., as administrative agent for the lenders. The bridge loan agreement provides for an $18.0 billion term facility under which, subject to the satisfaction of certain conditions, AbbVie may request up to two borrowings: (i) one in an amount up to $18.0 billion on the first date on which the offer is consummated and the conditions to funding of the bridge loan agreement have been satisfied (the “bridge closing date”) and (ii) one on any date within 60 days after the bridge closing date in an amount up to the lesser of $6.0 billion and the amount of the $18.0 billion commitment remaining after the initial borrowing.

On May 5, 2015, AbbVie priced $3.0 billion aggregate principal amount of 1.800% Senior Notes due 2018, $3.75 billion aggregate principal amount of 2.500% Senior Notes due 2020, $1.0 billion aggregate principal amount of 3.200% Senior Notes due 2022, $3.75 billion aggregate principal amount of 3.600% Senior Notes due 2025, $2.5 billion aggregate principal amount of 4.500% Senior Notes due 2035 and $2.7 billion aggregate principal amount of 4.700% Senior Notes due 2045 (collectively, the “Notes”) in an underwritten registered public offering (the “Notes Offering”). AbbVie also entered into an Underwriting Agreement providing for the issuance and sale of the Notes.  The Notes Offering is expected to close on May 14, 2015, subject to customary closing conditions.  AbbVie intends to use the net proceeds from the Notes Offering to fund the cash component of the acquisition consideration in connection with the acquisition of Pharmacyclics, Inc., to finance the repurchase from time to time of shares of AbbVie’s common stock for cash in connection with such acquisition, whether pursuant to an accelerated share repurchase program or otherwise and regardless of whether consummated substantially concurrently with or following the consummation of such acquisition and to pay related fees and expenses, and the remainder, if any, for general corporate purposes.  The Notes Offering is not contingent on the completion of such acquisition.

AbbVie expects to terminate the Bridge Loan Agreement upon the closing of the Notes Offering.

No other plans or arrangements have been made to finance the consummation of the offer and the merger. No alternative financing arrangements or alternative financing plans have been made in the event such financings fail to materialize. See “The Offer—Source and Amount of Funds.”

Summary

The section “Source and Amount of Funds” in the Summary is hereby amended and restated as follows:

Assuming all Pharmacyclics equity incentive awards vest and tender into the offer, the Offeror estimates the amounts required to purchase the outstanding shares and consummate the merger will be approximately $21 billion, including $12.2 billion of cash, plus related fees and expenses.

AbbVie has entered into a 364-Day Bridge Term Loan Credit Agreement (the “bridge loan agreement”) with the various financial institutions named therein, as lenders, and Morgan Stanley Senior Funding, Inc., as administrative agent for the lenders. The bridge loan agreement provides for an $18.0 billion term facility under which, subject to the satisfaction of certain conditions, AbbVie may request up to two borrowings: (i) one in an amount up to $18.0 billion on the first date on which the offer is consummated and the conditions to funding of the bridge loan agreement have been satisfied (the “bridge closing date”) and (ii) one on any date within 60 days after the bridge closing date in an amount up to the lesser of $6.0 billion and the amount of the $18.0 billion commitment remaining after the initial borrowing.

On May 5, 2015, AbbVie priced $3.0 billion aggregate principal amount of 1.800% Senior Notes due 2018, $3.75 billion aggregate principal amount of 2.500% Senior Notes due 2020, $1.0 billion aggregate principal amount of 3.200% Senior Notes due 2022, $3.75 billion aggregate principal amount of 3.600% Senior Notes due 2025, $2.5 billion aggregate principal amount of 4.500% Senior Notes due 2035 and $2.7 billion aggregate principal amount of 4.700% Senior Notes due 2045 (collectively, the “Notes”) in an underwritten registered public offering (the “Notes Offering”). AbbVie also entered into an Underwriting Agreement providing for the issuance and sale of the Notes.  The Notes Offering is expected to close on May 14, 2015, subject to customary closing conditions.  AbbVie intends to use the net proceeds from the Notes Offering to fund the cash component of the acquisition consideration in connection with the acquisition of Pharmacyclics, Inc., to finance the repurchase from time to time of shares of the AbbVie’s common stock for cash in connection with such acquisition, whether pursuant to an accelerated share repurchase program or otherwise and regardless of whether consummated substantially concurrently with or following the consummation of such acquisition and to pay related fees and expenses, and the remainder, if any, for general corporate purposes.  The Notes Offering is not contingent on the completion of such acquisition.

AbbVie expects to terminate the Bridge Loan Agreement upon the closing of the Notes Offering.

See “The Offer—Source and Amount of Funds.”

Item 7.    Source and Amount of Funds or Other Consideration.

Item 7 is hereby amended and supplemented as follows:

The Offer

The last sentence of the section “Source and Amount of Funds” in The Offering is hereby deleted in its entirety and replaced with the following:

AbbVie has entered into a 364-Day Bridge Term Loan Credit Agreement (the “bridge loan agreement”) with the various financial institutions named therein, as lenders, and Morgan Stanley Senior Funding, Inc., as administrative agent for the lenders. The bridge loan agreement provides for an $18.0 billion term facility under which, subject to the satisfaction of certain conditions, AbbVie may request up to two borrowings: (i) one in an amount up to $18.0 billion on the first date on which the offer is consummated and the conditions to funding of the bridge loan agreement have been satisfied (the “bridge closing date”) and (ii) one on any date within 60 days after the bridge closing date in an amount up to the lesser of $6.0 billion and the amount of the $18.0 billion commitment remaining after the initial borrowing.

On May 5, 2015, AbbVie priced $3.0 billion aggregate principal amount of 1.800% Senior Notes due 2018, $3.75 billion aggregate principal amount of 2.500% Senior Notes due 2020, $1.0 billion aggregate principal amount of 3.200% Senior Notes due 2022, $3.75 billion aggregate principal amount of 3.600% Senior Notes due 2025, $2.5 billion aggregate principal amount of 4.500% Senior Notes due 2035 and $2.7 billion aggregate principal amount of 4.700% Senior Notes due 2045 (collectively, the “Notes”) in an underwritten registered public offering (the “Notes Offering”). AbbVie also entered into an Underwriting Agreement providing for the issuance and sale of the Notes.  The Notes Offering is expected to close on May 14, 2015, subject to customary closing conditions.  AbbVie intends to use the net proceeds from the Notes Offering to fund the cash component of the acquisition consideration in connection with the acquisition of Pharmacyclics, Inc., to finance the repurchase from time to time of shares of the AbbVie’s common stock for cash in connection with such acquisition, whether pursuant to an accelerated share repurchase program or otherwise and regardless of whether consummated substantially concurrently with or following the consummation of such acquisition and to pay related fees and expenses, and the remainder, if any, for general corporate purposes.  The Notes Offering is not contingent on the completion of such acquisition.

AbbVie expects to terminate the Bridge Loan Agreement upon the closing of the Notes Offering.

Item 10.    Financial Statements.

Item 10 is hereby amended and supplemented as follows:

Note 1

The first sentence of the third paragraph of “Note 1—Description of the Transaction” is hereby deleted in its entirety and replaced with the following:

On May 5, 2015, AbbVie priced $3.0 billion aggregate principal amount of 1.800% Senior Notes due 2018, $3.75 billion aggregate principal amount of 2.500% Senior Notes due 2020, $1.0 billion aggregate principal amount of 3.200% Senior Notes due 2022, $3.75 billion aggregate principal amount of 3.600% Senior Notes due 2025, $2.5 billion aggregate principal amount of 4.500% Senior Notes due 2035 and $2.7 billion aggregate principal amount of 4.700% Senior Notes due 2045 (collectively, the “Notes”) in an underwritten registered public offering (the “Notes Offering”). AbbVie also entered into an Underwriting Agreement providing for the issuance and sale of the Notes.  The Notes Offering is expected to close on May 14, 2015, subject to customary closing conditions.  AbbVie intends to use the net proceeds from the Notes Offering to fund the cash component of the acquisition consideration in connection with the acquisition of Pharmacyclics, Inc., to finance the repurchase from time to time of shares of the AbbVie’s common stock for cash in connection with such acquisition, whether pursuant to an accelerated share repurchase program or otherwise and regardless of whether consummated substantially concurrently with or following the consummation of such acquisition and to pay related fees and expenses, and the remainder, if any, for general corporate purposes.  The Notes Offering is not contingent on the completion of such acquisition.

AbbVie expects to terminate the Bridge Loan Agreement upon the closing of the Notes Offering.

Item 12.   Exhibits.

Item 12 is hereby amended by the addition of Exhibit (d)(4) as set forth below:

(d)(4)                              Underwriting Agreement, dated as of May 5, 2015, by and among AbbVie Inc., and Morgan Stanley & Co. LLC, Barclays Capital Inc., Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several other underwriters named therein (incorporated by reference to Exhibit 1.1 to the Form 8-K filed by AbbVie on May 7, 2015)

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2015

OXFORD AMHERST CORPORATION

By:	/s/ William J. Chase
Name:	William J. Chase
Title:	President

ABBVIE INC.

By:	/s/ William J. Chase
Name:	William J. Chase
Title:	Executive Vice President, Chief Financial Officer